Pricing Term Sheet	Free Writing Prospectus
dated as of January 15, 2019	Filed pursuant to Rule 433

Relating to the
Preliminary Prospectus Supplements each dated January 14, 2019 to the
Prospectus dated January 14, 2019
Registration No. 333-229244

Energizer Holdings, Inc.

Concurrent Offerings of

4,076,086 Shares of Common Stock, par value $0.01 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

1,875,000 Shares of 7.50% Series A Mandatory Convertible Preferred Stock

(the “Mandatory Convertible Preferred Stock Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) the preliminary prospectus supplement dated January 14, 2019 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated January 14, 2019 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated January 14, 2019, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-229244. Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer:	Energizer Holdings, Inc., a Missouri corporation.

Ticker / Exchange for the Common Stock:	ENR / The New York Stock Exchange (“NYSE”).

Trade Date:	January 16, 2019.

Settlement Date:	January 18, 2019 (T + 2).

Use of Proceeds:	The Issuer estimates that the net proceeds to it from the Common Stock Offering, after deducting issuance costs and discounts, will be approximately $178.7 million (or approximately $205.6 million if the underwriters in such offering exercise their option to purchase additional shares of Common Stock, if any, in full). In addition, the Issuer estimates that the net proceeds to it from the Mandatory Convertible Preferred Stock Offering, after deducting issuance costs and discounts, will be approximately $181.3 million (or approximately $208.6 million if the underwriters for such offering exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock to cover over-allotments, if any, in full).

The Issuer intends to use approximately $7.8 million of the net proceeds from the Mandatory Convertible Preferred Stock Offering to pay the cost of the capped call transaction described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. The Issuer intends to use the net proceeds from the Common Stock Offering, the remaining net proceeds from the Mandatory Convertible Preferred Stock Offering and the Additional Financing, as well as cash on hand, to fund the cash portion of the Acquisition Consideration and to pay fees and expenses related to the Transactions. However, the closings of the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering are not conditioned on each other or on the closing of the Auto Care Acquisition or the Additional Financing, and there can be no assurance that the Mandatory Convertible Preferred Stock Offering, the Common Stock Offering, the Auto Care Acquisition or any Additional Financing will be consummated on the terms described herein or at all. If for any reason the proposed Auto Care Acquisition has not closed at or prior to 5:00 p.m., New York City time, on July 31, 2019 or if certain acquisition termination events occur, then the Issuer expects to use the net proceeds from the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering, for general corporate purposes, which may include, in its sole discretion, exercising its option to redeem our Mandatory Convertible Preferred Stock for cash, debt repayment, capital expenditures, investments and repurchases of Common Stock at the discretion of the Issuer’s board of directors.

Pending application of the net proceeds of this offering for the foregoing purposes, the Issuer expects to use the net proceeds from the Common Stock Offering and the Mandatory Convertible Preferred Stock to invest such net proceeds in various instruments which may include, but would not be limited to, short- and intermediate-term, interest-bearing obligations, including bank deposits and certificates of deposit with financial institutions having investment-grade ratings, U.S. government obligations or money market funds primarily invested in securities issued by the U.S. government or its agencies.

See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement and the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Common Stock Offering

Common Stock Offered:	4,076,086 shares of Common Stock.

Option to Purchase Additional Shares of Common Stock:	611,412 additional shares of Common Stock.

NYSE Last Reported Sale Price of the Common Stock on January 15, 2019:	$46.82 per share.

Public Offering Price:	$46.00 per share.

Underwriting Discount:	$2.07 per share.

Net Proceeds (before expenses):	Approximately $179.1 million (or approximately $205.9 million if the underwriters exercise their option to purchase additional shares of Common Stock in full).

CUSIP / ISIN:	29272W109 / US29272W1099

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Evercore Group L.L.C. MUFG Securities Americas Inc.

Co-Manager:	TD Securities (USA) LLC

Mandatory Convertible Preferred Stock Offering

Mandatory Convertible Preferred Stock Offered:	1,875,000 shares of our 7.50% Series A Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Mandatory Convertible Preferred Stock”).

Over-Allotment Option:	281,250 additional shares of Mandatory Convertible Preferred Stock.

Public Offering Price:	$100.00 per share.

Underwriting Discount:	$3.02 per share.

Net Proceeds (before expenses):	Approximately $181.8 million (or approximately $209.1 million if the underwriters exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

Liquidation Preference:	$100.00 per share.

Dividends:

7.50% of the liquidation preference of $100.00 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date of the Mandatory Convertible Preferred Stock, and, to the extent the Issuer’s board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion (subject to certain limitations); provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date (as defined below) is approximately $1.8333 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $1.875 per share of the Mandatory Convertible Preferred Stock.

Dividend Record Dates:	The January 1, April 1, July 1 or October 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2019 and ending on, and including, January 15, 2022.

Acquisition Termination Redemption:	If the Auto Care Acquisition has not closed at or prior to 5:00 p.m., New York City time, on July 31, 2019, if the Auto Care Acquisition Agreement is terminated any time prior to July 31, 2019 or if the Issuer’s board of directors determines in its good faith judgment that the Auto Care Acquisition will not occur on or prior to July 31, 2019, it may, at its option, give notice of an acquisition termination redemption to the holders of the shares of Mandatory Convertible Preferred Stock. If the Issuer provides such notice, then, on the Acquisition Termination Redemption Date (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), the Issuer will be required to redeem the Mandatory Convertible Preferred Stock, in whole but not in part, at a redemption amount per share of the Mandatory Convertible Preferred Stock equal to the Acquisition Termination Make-whole Amount (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement). The Issuer will pay the Acquisition Termination Make-whole Amount in cash unless the Acquisition Termination Share Price (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) is greater than the Initial Price (as defined below), in which case the Issuer will instead pay the Acquisition Termination Make-whole Amount in shares of Common Stock and cash; provided, that the Issuer may elect, subject to certain limitations, to pay cash or deliver shares of Common Stock in lieu of these amounts as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. See “Description of Mandatory Convertible Preferred Stock—Acquisition Termination Redemption” in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding January 15, 2022. The Mandatory Conversion Date is expected to be January 15, 2022.

Initial Price:	Approximately $46.00, which is equal to $100.00, divided by the Maximum Conversion Rate (as defined below).

Threshold Appreciation Price:	Approximately $55.89, which represents an approximately 21.5% appreciation over the Initial Price and is equal to $100.00, divided by the Minimum Conversion Rate (as defined below).

Floor Price:	$16.10 (approximately 35% of the Initial Price), subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

Upon conversion on the Mandatory Conversion Date, each outstanding share of the Mandatory Convertible Preferred Stock, unless previously converted or redeemed, will automatically convert into a number of shares of Common Stock equal to not more than 2.1739 shares of Common Stock and not less than 1.7892 shares of Common Stock, (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the Applicable Market Value (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, based on the Applicable Market Value of the Common Stock:

Applicable Market Value of the Common Stock	Conversion Rate (number of shares of Common Stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock)
Greater than the Threshold Appreciation Price Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price Less than the Initial Price	1.7892 shares of Common Stock Between 1.7892 and 2.1739 shares of Common Stock, determined by dividing $100.00 by the Applicable Market Value 2.1739 shares of Common Stock

Early Conversion at the Option of the Holder:

Other than during a Fundamental Change Conversion Period (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), a holder of Mandatory Convertible Preferred Stock may, at any time prior to January 15, 2022, elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of Mandatory Convertible Preferred Stock), at the Minimum Conversion Rate per share of Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments, as described under “Description of Mandatory Convertible Preferred Stock—Early Conversion at the Option of the Holder” in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change:

If a Fundamental Change (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) occurs on or prior to January 15, 2022, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock or Units of Exchange Property (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) at the Fundamental Change Conversion Rate (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) during the period beginning on, and including, the Fundamental Change Effective Date (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) of such Fundamental Change and ending on, and including, the date that is 20 calendar days after such Fundamental Change Effective Date (or, if later, the date that is 20 calendar days after holders receive notice of such Fundamental Change, but in no event later than January 15, 2022). Holders who convert their shares of the Mandatory Convertible Preferred Stock during that period will also receive a Fundamental Change Dividend Make-whole Amount (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) and to the extent there is any, the Accumulated Dividend Amount (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement).

The following table sets forth the Fundamental Change Conversion Rate per share of Mandatory Convertible Preferred Stock based on the Fundamental Change Effective Date and the Fundamental Change Share Price:

	Fundamental Change Share Price
Fundamental Change Effective Date	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$46.00	$50.00	$55.89	$65.00	$80.00	$100.00	$120.00	$140.00
January 18, 2019	1.6394	1.7401	1.7787	1.7867	1.7807	1.7693	1.7546	1.7456	1.7346	1.7229	1.7141	1.7132	1.7168	1.7213
January 15, 2020	1.8139	1.8851	1.9085	1.9038	1.8843	1.8592	1.8290	1.8111	1.7890	1.7651	1.7455	1.7389	1.7400	1.7429
January 15, 2021	1.9920	2.0327	2.0484	2.0408	2.0128	1.9719	1.9182	1.8849	1.8438	1.8011	1.7704	1.7623	1.7633	1.7653
January 15, 2022	2.1739	2.1739	2.1739	2.1739	2.1739	2.1739	2.1739	2.0000	1.7892	1.7892	1.7892	1.7892	1.7892	1.7892

The exact Fundamental Change Share Price and Fundamental Change Effective Date may not be set forth on the table, in which case:

•  if the Fundamental Change Share Price is between two Fundamental Change Share Prices in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Share Prices and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the Fundamental Change Share Price is in excess of $140.00 per share (subject to adjustment in the same manner as the Fundamental Change Share Prices above as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate, subject to adjustment; and

•  if the Fundamental Change Share Price is less than $15.00 per share (subject to adjustment in the same manner as the prices in the Fundamental Change Share Prices above as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate, subject to adjustment.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the Fundamental Change Dividend Make-whole Amount is 7.50% per annum.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on The New York Stock Exchange under the symbol “ENR PR A.”

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	29272W208 / US29272W2089

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Evercore Group L.L.C. MUFG Securities Americas Inc.

Co-Managers:	Standard Chartered Bank TD Securities (USA) LLC

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as the case may be, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from (i) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204, (ii) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com, (iii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-800-831-9146, (iv) BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, via telephone at (800) 294-1322 or Email: dg.prospectus_requests@baml.com, (v) Evercore Group L.L.C., 55 East 52nd Street, New York, NY 10055, Attention: Equity Capital Markets or (vi) MUFG Securities Americas Inc., 1221 Avenue of the Americas, 6th Floor, New York, New York 10020, Attention: Capital Markets Group, telephone: 1-877-649-6848.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as the case may be, and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.